UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 4, 2007

EWORLD INTERACTIVE, INC.
(Exact Name of Registrant as Specified in its Charter)

Florida	333-130707	65-0855736
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1088 South Pudong Road, Suite 1202, Shanghai, China 200120
(Address of Principal Executive Offices)

(021) 6888 0708
Registrants Telephone Number

______________________________.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective June 4th, 2007 Eworld Interactive, Inc. (Eworld) appointed Mr. Frank A. O'Donnell to the Board of Directors filling an existing vacancy. Mr. O'Donnell shall serve until the next annual meeting of the stockholders.

Mr. O'Donnell comes to the company with a deep background in interactive media and is currently acting as Founder and Vice-Chairman of TVcompass. He was also a founder of Universal Electronics Inc.; UEI went public in 1993 and to date has sold over 200 million universal remote controls.

Mr. O'Donnell was instrumental to the establishment of the universal remote control in the cable television and satellite industries. He was also influential to companies like Motorola (General Instrument) and Scientific Atlanta adopting the universal remote control. Further, he previously managed the custom designs for Time Warner Cable and Comcast (AT&T/TCI) universal remote controls.

NAME	AGE	POSITION(S)	TENURE
Frank A. O'Donnell	55	Vice Chairman, TV Compass Inc.	December 2004 to present

EDUCATION
BS Finance ' 74, MBA Northern Illinois University

RECENT EMPLOYMENT:

1996-2004	Founder, President Evolve Products Inc.
1986-1995	Founder, Vice President Universal Electronics Inc.
1979-1986	Founder, President Cable Business Associates Inc.

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of Eworld Interactive, Inc., as pertaining to vacancies, shall hold office until a successor is elected and qualified.

The directors of Eworld Interactive, Inc. are aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of Eworld Interactive, Inc.

There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

No non-compete or non-disclosure agreements exist between the management of Eworld Interactive, Inc. and any prior or current employer.

Eworld Interactive, Inc. has not, nor proposes to do so in the future, make loans to any of its officers, directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

Section 8 – Other Events

Item 8.01 – Other Events
PRESS RELEASE

eWorld Interactive, Inc. (OTCBB: EWIN) Today Announced the Appointment of Interactive Media Industry Veteran Frank A. O'Donnell to its Board of Directors
Monday June 4, 9:30 am ET

SHANGHAI, CHINA--(MARKET WIRE)--Jun 4, 2007 -- Mr O'Donnell's participation on the Board of Directors for eWorld (OTC BB:EWIN.OB – News) will support the company's development of media properties and services to deliver a rich user experience to Asian markets. He comes to the company with a deep background in interactive media and is currently acting as Founder and Vice-Chairman of TVcompass. He was also a founder of Universal Electronics Inc.; UEI went public in 1993 and to date has sold over 200 million universal remote controls.

Mr. O'Donnell was responsible for the establishment of the universal remote control in the cable television and satellite industries. He was also responsible for companies like Motorola (General Instrument) and Scientific Atlanta adopting the universal remote control. Further, he previously managed the custom designs for Time Warner Cable and Comcast (AT&T/TCI) universal remote controls.

"Frank's accomplishments in interactive media have helped shape the user experience consumers now take for granted," said eWorld CEO Guy Peckham. "We are very pleased to have him on board to help eWorld take the next steps in integrated multi-media entertainment."

ON BEHALF OF THE BOARD

eWorld Interactive, Inc.

Guy Peckham, CEO

About eWorld:

eWorld are the developers of eworldchina.cn, an online community focused on entertainment content provided by both leading professional content producers and amateur content produced by users of the website. The online platform allows users to create and define their own personal space in the community then interact with and within the community on multiple levels. Users can interact user-to-user, user-to-group, user-to-club, user-to-community and through voting and rankings. These users then have access to and can interact with entertainment content provided by leading partners and affiliates producing music, television, film, gaming and more. The Company creates circular interaction among its website users and the content programming consumers thus continuously involving the audience. Revenues are derived through a combination of advertising sales, sponsorships and promotions, subscriptions and services fees as well as revenue sharing deals with partners and affiliates.

This press release contains forward-looking statements which are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in such. Although we believe the expectations reflected in our statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. This news release has been prepared by management of the Company who takes full responsibility for its contents. No regulatory authorities either reviewed or approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:

Contacts:
eWorld Interactive, Inc.
Guy Peckham
CEO
+86 (138) 1613 5001
Website: http://www.eworldchina.cn

Source: eWorld Interactive, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Eworld Interactive, Inc.

Date: June 07, 2007

By: \s\ Guy Peckham, President
Name: **Guy Peckham**
Title: President and CEO